EXHIBIT 12

HILTON HOTELS CORPORATION AND SUBSIDIARIES

Computation Of Ratio Of Earnings To Fixed Charges

(dollars in millions)(unaudited)

	2001		2002		2003		2004		2005
Income from continuing operations before income taxes and minority interest (1)	$227		$278		$212		$359		$619

Add:
Interest expense (1)	394		337		304		282		266

Distributions from less than 50% owned companies	10		4		4		11		7

Interest component of rent expense (1)(2)	17		20		14		15		14

Earnings available for fixed charges	$648		$639		$534		$667		$906

Fixed charges:
Interest expense (1)	$394		$337		$304		$282		$266

Capitalized interest	10		5		7		3		8

Interest component of rent expense (1)(2)	17		20		14		15		14

Total fixed charges	$421		$362		$325		$300		$288

Ratio of earnings to fixed charges	1.5	x	1.8	x	1.6	x	2.2	x	3.1	x

(1) Includes 50% owned companies.

(2) Assumed interest component to be one-third of rent expense.